UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On January 11, 2016, Kornit Digital Ltd. released an updated investor presentation and issued a press release entitled “Kornit Digital Releases Updated Investor Presentation.” A copy of the investor presentation is furnished as Exhibit 99.1 hereto and the press release is furnished as Exhibit 99.2 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: January 11, 2016	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Investor Presentation – January 2016
99.2	Press release dated January 11, 2016 entitled “Kornit Digital Releases Updated Investor Presentation”

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